UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: SCP III AIV THREE-FCER, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,335,068

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,335,068

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,335,068

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.5%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: SCP III AIV THREE-FCER Conduit, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,009,813

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,009,813

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,009,813

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: SC Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,344,881

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 2,344,881

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,881

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.2%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Sterling Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,344,881

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 2,344,881

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,881

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.2%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Steven M. Taslitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,350,474

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,350,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,474

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.3%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Merrick M. Elfman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Douglas L. Becker

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,350,474

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,350,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,474

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.3%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: R. Christopher Hoehn-Saric

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,350,474

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,350,474

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,474

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.3%

12.	Type of Reporting Person (See Instructions): IN

STATEMENT ON SCHEDULE 13G

This is Amendment Number 2 to the Statement on Schedule 13G filed on February 13, 2015.

Item 1.
	(a).	Name of Issuer: Adeptus Health Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 2941 Lake Vista, Lewisville, Texas 75067

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office:
Item 2(c).

Citizenship:
(i) SCP III AIV THREE-FCER, L.P., a Delaware limited partnership

(ii) SCP III AIV THREE-FCER Conduit, L.P., a Delaware limited partnership

(iii) SC Partners III, L.P., a Delaware limited partnership

(iv) Sterling Capital Partners III, LLC, a Delaware limited liability company

(v) Steven M. Taslitz, a United States citizen

(vi) Merrick M. Elfman, a United States citizen

(vii) Douglas L. Becker, a United States citizen

(viii) R. Christopher Hoehn-Saric, a United States citizen

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to the Statement on Schedule 13G filed on February 13, 2015, pursuant to which the Reporting Persons agreed to file this Statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The address of each of the Reporting Persons is c/o Sterling Partners, 401 North Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)
Item 2(e).	CUSIP Number: 006855100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

The ownership percentages set forth below calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), are based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as reported in the Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 9, 2016, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Adeptus Health LLC (“Units of Adeptus Health LLC”) beneficially owned by the Reporting Person.

As of December 31, 2016, SCP III AIV THREE-FCER Conduit, L.P. (“Sterling AIV Conduit”) beneficially owned 1,009,813 shares of Class A Common Stock, which represents 6.2% of the Class A Common Stock outstanding calculated pursuant to Rule 13d-3 and SCP III AIV THREE-FCER, L.P. (“Sterling AIV”) beneficially owned 1,335,068 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC), which represents 7.5% of the Class A Common Stock outstanding calculated pursuant to Rule 13d-3.  Sterling Capital Partners III, LLC is the general partner of SC Partners III, L.P., which is the general partner of each of Sterling AIV Conduit and Sterling AIV, and as a result, each of Sterling Capital Partners III, LLC and SC Partners III, L.P. may be deemed to beneficially own the securities beneficially owned by each of Sterling AIV Conduit and Sterling AIV, for an aggregate beneficial ownership of 2,344,881 shares of Class A Common Stock, which represents 13.2% of the Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

In connection with the Issuer’s director compensation program, as of December 31, 2016, certain designees of the Reporting Persons were granted an aggregate of 5,593 shares of Class A Common Stock, which they hold for and on behalf of Sterling Fund Management, LLC, which acts as an advisor to Sterling AIV Conduit and Sterling AIV.  As (i) the managers of Sterling Fund Management Holdings GP, LLC, the general partner of Sterling Fund Management Holdings, L.P., the sole owner of Sterling Fund Management, LLC and (ii) the managers of Sterling Capital Partners III, LLC, each of Messrs. Taslitz, Becker and R. Hoehn-Saric may be deemed to beneficially own the securities beneficially owned by each of Sterling AIV Conduit, Sterling AIV and Sterling Fund Management, LLC, for an aggregate beneficial ownership of 2,350,474 shares of Class A Common Stock, which represents 13.3% of the Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

On a fully diluted basis, the Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 11.1% of the outstanding Class A Common Stock, based on 16,395,599 shares of Class A Common Stock and 4,724,430 shares of Class B common stock, par value $0.01 per share, and an equal number of Units of Adeptus Health LLC outstanding as of November 7, 2016.

(b) Percent of class: See Item 4(a) above.
(c) Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Merrick M. Elfman is no longer a manager of Sterling Fund Management Holdings, L.P. or Sterling Capital Partners III, LLC and therefore no longer beneficially owns more than five percent of the Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the persons named in Item 4 above and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2017

SCP III AIV THREE-FCER, L.P.

By: SC Partners III, L.P., its general partner

By: Sterling Capital Partners III, LLC, its general partner

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: General Counsel

SCP III AIV THREE-FCER CONDUIT, L.P.

By: SC Partners III, L.P., its general partner

By: Sterling Capital Partners III, LLC, its general partner

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: General Counsel

SC PARTNERS III, L.P.

By: Sterling Capital Partners III, LLC, its general partner

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: General Counsel

STERLING CAPITAL PARTNERS III, LLC

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: General Counsel

STEVEN M. TASLITZ

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Attorney-in-fact

MERRICK M. ELFMAN

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Attorney-in-fact

DOUGLAS L. BECKER

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Attorney-in-fact

R. CHRISTOPHER HOEHN-SARIC

By:	/s/ M. Avi Epstein
Name: M. Avi Epstein
Title: Attorney-in-fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 13, 2015, by and among the Reporting Persons (filed as Exhibit A to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).

Exhibit B	Powers of Attorney, appointing M. Avi Epstein as attorney-in-fact (filed as Exhibit B to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).